Mail Stop 3561

March 10, 2010

By Facsimile and U.S. Mail

Mr. Alfred A. Plamann
President and Chief Executive Officer
Unified Grocers, Inc.
5200 Sheila Street
Commerce, CA   90040

> **Re: Unified Grocers, Inc.**
> **Form 10-K for the Fiscal Year Ended October 3, 2009**
> **Filed December 17, 2009**
> **File No. 0-10815**

Dear Mr. Plamann:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Andrew D. Mew
Accounting Branch Chief